Via Facsimile and U.S. Mail
Mail Stop 6010


November 1, 2005


Mr. Michael P. Gray
Vice President of Finance and
Chief Financial Officer
Curis, Inc.
61 Moulton Street
Cambridge, MA 02138

Re:	Curis, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Quarter Ended March 31, 2005

	File No.  000-30347

Dear Mr. Gray:

	We have reviewed the above referenced filings and your September
28, 2005 response to our August 22, 2005 letter, as well as our teleconference call on October 26, 2005 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2003

Genentech Collaboration Accounting

1. We have read your response to comment 1. For the reasons cited in our October 26, 2005 conference call we continue to believe the income classification guidance in EITF 01-9 cited in your September
28, 2005 response does not provide a sufficient basis to offset income statement debits against deferred revenue. Please provide revised disclosures in disclosure-type format so we may evaluate your proposed disclosures.



2. We have read the proposed revenue recognition disclosures in your response to comment 6 and based on the October 26, 2005 conference call we understand you are drafting new disclosures on revenue recognition to better clarify what circumstances you use the relative performance method, the straight line method, the deliverable method and the substantive milestone method. We will re-evaluate your policy once we receive your proposed disclosures.

3. In your response to comment 4 you stated that you will provide us a SAB 99 analysis. We will evaluate your response and your proposed disclosures once we receive your SAB 99 analysis.

4. We have read your response to comment 5 and we are unable to concur with you that taking an approximately 37% discount of the quoted market price is appropriate. We believe the quoted market price of the common stock on the EITF 96-18 measurement date is the best evidence of the value of stock. We also believe that restrictions imposed do not provide a basis for valuing the stock at a price other than the quoted market price and we do not believe the
example provided in your response is comparable to the fact
pattern
presented.    Please advise.

5. We have read the proposed disclosures in your response to comment
8. We refer to the Genentech accounting summary disclosures in which you state that the "second $2,000,000 maintenance payment was eliminated as part of an amendment." The term "eliminated" seems to imply that the receivable was written-off when in fact it was replaced with another amount per the amendment. Please provide revised disclosure in disclosure-type format so we may evaluate your proposed disclosures.

*    *    *    *

      	Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

      	You may contact Joseph Roesler, Staff Accountant, at
(202)
551-3628 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant

??

??

??

??

Michael P. Gray
Curis, Inc.
November 1, 2005
Page 2